UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Engility Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29286C 107
(CUSIP Number)

David J. Sorkin, Esq. Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, New York 10019 Telephone: (212) 750-8300	Thomas J. Murphy c/o General Atlantic Service Company, L.P. 55 East 22nd Street, 32nd Floor New York, New York 10055 Telephone: (212) 715-4000

with copies to:

Sebastian Tiller, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000	Neil Goldman, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Telephone: (212) 373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Birch Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,920,892

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
17,920,892

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

2

 SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Birch GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,920,892

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
17,920,892

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

3

This Amendment No. 1 supplements and amends the Schedule 13D filed on March 5, 2015 (as amended, the “Schedule 13D”) by Birch Partners, LP and Birch GP, LLC (together, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Engility Holdings, Inc., a Delaware corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b).

Birch Partners directly owns 17,920,892 shares of Common Stock, or approximately 48.6% of the outstanding shares of Common Stock.  Birch GP (as the general partner of Birch Partners) may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Birch Partners, and Birch GP disclaims beneficial ownership of such shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 36,860,915 shares of Common Stock outstanding as of February 26, 2018, as reported in the Annual Report on Form 10-K filed by the Issuer on March 2, 2018.

None of Messrs. Denning, Topper or Kerko or Ms. Bagley beneficially owns any shares of Common Stock.

The members of Birch GP are KKR 2006 Fund L.P. and General Atlantic Partners 85, L.P.  The Reporting Persons, KKR 2006 Fund L.P. and certain of its affiliates and General Atlantic Partners 85, L.P. and certain of its affiliates may each be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Birch Partners.  However, each such person disclaims membership in any such group.  KKR 2006 Fund L.P. and certain of its affiliates and General Atlantic Partners 85, L.P. and certain of its affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

(c)
On April 5, 2018, Birch Partners distributed an aggregate of 875,899 shares of Common Stock to certain limited partners (other than KKR 2006 Fund L.P., General Atlantic Partners 85, L.P. or any of their respective affiliates, in each case, that hold any limited partnership interests of Birch Partners) that elected to redeem all of their limited partnership interests in Birch Partners.

Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented by the following:

On February 28, 2018, the Issuer, Birch Partners, KKR 2006 Fund L.P. and General Atlantic Partners 85, L.P. entered into the First Amendment to Stockholders’ Agreement (the “Stockholders Agreement Amendment”), which amended the Stockholders Agreement by providing that the Issuer board of directors will be comprised of at least eleven (11) directors and no more than fourteen (14) directors.

The foregoing description of the terms of the Stockholders Agreement Amendment is qualified in its entirety by reference to the full text of the Stockholders Agreement Amendment, which is filed as Exhibit C hereto and incorporated herein by reference.

All references to the Stockholders Agreement in the Schedule 13D shall be to the Stockholders Agreement, as amended.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit C
First Amendment to Stockholders’ Agreement, dated as of February 28, 2018, among Engility Holdings, Inc., Birch Partners, LP, KKR 2006 Fund L.P. and General Atlantic Partners 85, L.P. (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 1, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 6, 2018

BIRCH PARTNERS, LP

By: Birch GP, LLC, its general partner

By:	/s/ Brittany Bagley
Name: Brittany Bagley
Title: Manager

By:	/s/ Steven A. Denning
Name: Steven A. Denning
Title: Manager

BIRCH GP, LLC

By:	/s/ Brittany Bagley
Name: Brittany Bagley
Title: Manager

By:	/s/ Steven A. Denning
Name: Steven A. Denning
Title: Manager